RECEIVED

2008 APR -3 A 11: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001656

Rule 12g3-2(b) File No. ~~82-5490~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 31, 2008
Contact Li Sulejmanagic

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5490~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

PROCESSED
APR 18 2008 E
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Merrill Lynch to stock exchange act (Correction of previous media release, also dated March 31, 2008)**

dw 4/3

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, March 31, 2008 – Due to the expiration of call warrants effective March 19, 2008, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, disclosed on March 27, 2008, the following holding of the Merrill Lynch group in OC Oerlikon Corporation AG, Pfäffikon:

Purchase positions:

Percentage of voting rights: 3.387 %

- 479 007 registered shares (3.387 %)

Sale positions:

Percentage of voting rights from underlying shares: 2.134 %

- 3 000 000 written call options with 300 000 (2.121 %) voting rights conferred:
  - 1 000 000 written call options CH0036509518 (0.707 %)
  - 1 000 000 written call options CH0036509526 (0.707 %)
  - 1 000 000 written call options CH0036509534 (0.707 %)
- 1 798 written reverse convertibles ANN5637F2672 with 1 798 (0.013 %) voting rights conferred

According to information provided by Merrill Lynch Capital Markets AG, Zurich, on March 31, 2008, both the purchase positions and the sale positions of the Merrill Lynch group fell below the 3 % threshold as at March 25, 2008.

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon, consists of the following members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group of companies

Identity of the group's representative:
Merrill Lynch Capital Markets AG, Zurich, Stockerstrasse 23, CH - 8002 Zurich

The shareholder's contact person for the present notification is:
Simone Schenk, Merrill Lynch Capital Markets AG, Stockerstrasse 23, CH - 8002 Zürich
Tel. 044 297 75 90

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

RECEIVED

2008 APR -3 A 11:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 1, 2008
Contact Li Sulejmanagic

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation ~~AG, Pfäffikon~~

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, April 1, 2008 – According to information provided by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, on March 28, 2008, their sale positions fell below the 10 % threshold as at March 20, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 52.83 %

- 3 821 212 registered shares (27.02 %)
- 570 969 085 call options with 3 650 683 (25.81 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 9.72 %

- 1 103 941 call options with 1 373 941 (9.72 %) voting rights conferred *)

The shareholders in Victory Industriebeteiligung AG are made up as follows:

- RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

The shareholder's contact person for the present notification is:
RA lic.iur. Matthias Kuster, Postfach, 8022 Zurich, Switzerland
Tel 044 211 10 12, Fax 044 211 10 13

*) Based on a recommendation by SWX Swiss Exchange of March 31, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

RECEIVED

2008 APR -3 A 11:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 31, 2008
Contact Li Sulejmanagic

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporati~~on AG~~, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, March 31, 2008 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on March 27, 2008, their purchase positions fell below the 5 % and their sale positions below the 15 % threshold as at March 20, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 4.21 %

- 380 844 long call options with 380 844 (2.69 %) voting rights conferred *)
- 214 620 (written) short put options with 214 620 (1.52 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 9.93 %

- 928 738 short call options with 928 738 (6.57 %) voting rights conferred *)
- 474 968 long put options with 474 968 (3.36 %) voting rights conferred *)

The shareholder's contact person for the present notification is:
François Seydoux, Case postale 300, 1001 Lausanne
Tel 021 212 17 70, Fax 021 212 10 95

*) Based on a recommendation by SWX Swiss Exchange of January 8, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 31, 2008
Contact Li Sulejmanagic

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Bank Julius Bär pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholdings pursuant to the Stock Exchange Act

Pfäffikon SZ, March 31, 2008 – According to information provided by Bank Julius Bär & Co. AG, Bahnhofstrasse 36, 8010 Zurich, Switzerland, on March 27, 2008, their purchase positions fell below the 5% threshold as at March 24, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 4.00 %

- 131 020 registered shares (0.93 %)
- 707 774 options with 434 240 (3.07 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 3.46 %

- 17 539 721 options with 489 851 (3.46 %) voting rights conferred *)

The shareholder's contact person for the present notifications is:
Valentin Vonder Mühli, Bank Julius Bär & Co. AG, Zurich
Tel 058 888 8636, Fax 058 888 8779

*) Based on a recommendation by SWX Swiss Exchange of January 25, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

RECEIVED

2008 APR -3 A 11: 42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 31, 2008
Contact Li Sulejmanagic

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Merrill Lynch to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, March 31, 2008 – Due to the expiration of call warrants effective March 19, 2008, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, disclosed on March 27, 2008, the following holding of the Merrill Lynch group in OC Oerlikon Corporation AG, Pfäffikon:

Purchase positions:

Percentage of voting rights: 3.387 %

- 479 007 registered shares (3.387 %)

Sale positions:

Percentage of voting rights from underlying shares: 2.134 %

- 3 000 000 written call options with 300 000 (2.121 %) voting rights conferred *)
- 1 798 written reverse convertibles with 1 798 (0.013 %) voting rights conferred *)

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon, consists of the following members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

*) Based on a recommendation by SWX Swiss Exchange of February 27, 2008, for practical reasons there will be no publication of the details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group of companies

Identity of the group's representative:
Merrill Lynch Capital Markets AG, Zurich

The shareholder's contact person for the present notification is:
Simone Schenk, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zürich
Tel. 044 297 75 90

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

RECEIVED

2008 APR -3 A 11:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 31, 2008
Contact Li Sulejmanagic

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Deutsche Bank pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, March 31, 2008 – According to information provided on March 27, 2008, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, their purchase positions fell below the 25 % threshold as at March 20, 2008 and their selling positions below the 33 1/3 % threshold. The structure of the Deutsche Bank group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 23.990 %

- 1 946 852 registered shares (13.766 %)
- 18 948 259 conversion and share purchase rights with 1 145 738 (8.101 %) voting rights conferred *)
- 300 015 written share sale rights with 300 150 (2.122 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 29.692 %

- 298 945 share sale rights with 559 450 (3.956 %) voting rights conferred *)
- 1 045 230 701 share purchase rights with 3 639 682 (25.736 %) voting rights conferred *)

---

*) Based on a recommendation by SWX Swiss Exchange of February 1, 2008 , for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon consists of the following members:

- Deutsche Bank AG Frankfurt
  Theodor-Heuss-Allee 70
  60486 Frankfurt am Main, Germany
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxemburg
- DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4,
  1010 Wien, Austria
- Deutsche Bank Securities Inc.,
  60 Wall Street
  New York, NY 10005-2858, USA
- DB U.S. Financial Markets Holding Corporation
  1209 Orange Street, Wilmington, DE 19801, USA
- Taunus Corporation
  1209 Orange Street, Wilmington, DE 19801, USA

Nature of agreement: group of companies

Person to contact and responsible for representing all members of the group:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

 For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END